Exhibit 99.4

CONTACT

DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS

8-2-337, Road No. 3, Banjara Hills,	KEDAR UPADHYE	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	kedaru@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-66834297)	(Ph: +91-40- 49002121)

Statement from Dr. Reddy’s regarding the receipt of

Temporary Restraining Order (TRO) for esomeprazole capsules

Hyderabad, India, November 10, 2015

Dr. Reddy’s Laboratories (NYSE: RDY) in a statement issued today said that it has been made aware of an order passed by the District Court of Delaware, USA, granting a Temporary Restraining Order (TRO) with immediate effect on sales, delivery, transfer, or other disposition of its generic esomeprazole product in the US market.

The order came about as a result of a motion moved by Astra Zeneca objecting to the usage of the colour Purple in the said generic product.

The order has been passed pending further hearing or trial. The Court has asked the parties to propose a next course of action and submit the same to the court. The court shall conduct a telephonic status conference on Thursday, November 12, 2015.

The Company is complying with the order of the Court and simultaneously evaluating all possible options to resolve the matter at the earliest.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.